Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

Results of operations – management discussion & analysis

(Percentage changes are based on the full numbers in the accompanying consolidated financial statements)

Voyage revenues

Voyage revenues from vessels were $106.2 million during the quarter ended September 30, 2009 compared to $158.8 million during the quarter ended September 30, 2008, a decrease of $52.6 million or 33.1%. During the nine months ended September 30, 2009, voyage revenues from vessels were $346.7 million compared to $467.0 million during the nine months ended September 30, 2008, a decrease of $120.3 million or 25.8%. The decrease in both three month and nine month periods of 2009 compared to the previous year’s equivalent periods was primarily due to a softer freight market caused by the slow down of trading activity as a result of the world-wide economic crisis exacerbated by increasing vessel supply, oil production cutbacks and rising oil inventories.

The impact on total revenue was off-set by an increase in the number of vessels by the equivalent of three vessels or, in terms of days available for trading, an increase of 276 days compared to the same quarter in 2008, and for the nine month period, 2.6 vessels more or an increase of 675 days compared to the same period in 2008. The average number of vessels during the third quarter 2009 was 47.0 compared to 44.0 in the third quarter 2008. The average number of vessels during the first nine months of 2009 was 46.3 compared to 43.7 in the first nine months of 2008. Since the beginning of the third quarter of 2008 to September 30, 2009 the Company took delivery of the newly designed aframaxes Nippon Princess and Maria Princess in the fourth quarter of 2008 and Ise Princess and Asahi Princess in the third quarter of 2009 and sold no vessels during this fifteen-month period. In the first nine months of 2008, the Company took delivery of the panamaxes Socrates and Selecao and sold the aframax Olympia.

As a consequence, revenue earned per vessel on average within the third quarter and nine month period of 2009 was lower than the previous year’s equivalent periods. The average daily revenue per vessel for the quarter, after deducting voyage expenses (time charter equivalent or TCE, see definition below) was $21,116 per day compared to $33,732 for the previous year’s third quarter. For the nine month period, the average TCE rate per vessel was $23,819 per day compared to $34,890 for the previous year’s nine months.

In the third quarter of 2009, the number of days utilized in profit-share arrangements totaled 1,639 compared to 2,110 in the third quarter of 2008. The number of days employed on spot, contract of affreightment and pool voyages increased to 1,378 days from 720 days, while those on pure time-charter without profit share decreased by 58 days. For the nine month period of 2009, the number of days utilized in profit-share arrangements totaled 5,496 compared to 6,401 in the first nine months of 2008. The number of days employed on spot, contract of affreightment and pool voyages increased to 3,592 days from 1,991 days, while those on time-charter without profit share decreased by 34 days.

The preference of the Company for long and medium term profit-sharing arrangements yielded higher rates than existed in the soft freight market. However, as indicated above in the analysis of operating days, the charter of several vessels previously on time-charter expired and the vessels entered the spot market or were entered into pools at a time when freight rates were beginning to soften considerably. While there remain opportunities to enter all these vessels into new time-charters immediately, we are for the time-being adopting a policy of selectively placing only certain vessels on accretive short and medium term time-charters in anticipation that more lucrative time-charter rates may be available later in the year. In the six week period following September 30, 2009, six vessels have been entered into new time-charter agreements, four with profit-share arrangements.

Average daily TCE rate earned for the respective periods ended September 30, 2009 and 2008 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
	$	$	$	$
LNG carrier	59,184	—	50,440	34,376
VLCC	31,513	30,819	33,472	46,957
Suezmax	25,775	56,168	30,284	51,654
Aframax	18,879	41,613	22,754	41,795
Panamax	17,772	23,320	20,281	24,891
Handymax	13,212	21,166	16,436	20,960
Handysize	17,535	19,577	18,326	19,532

TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Voyage revenues	$106,202	$158,834	$346,694	$466,987
Less: Voyage Expenses	(19,743)	(28,435)	(56,165)	(63,258)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	920	920	2,730	2,740

Time charter equivalent revenues	$87,379	$131,319	$293,259	$406,469

Divided by: net earnings days	4,138	3,893	12,312	11,650
Average TCE per vessel per day	$21,116	$33,732	$23,819	$34,890

Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that we owned or controlled the vessels) achieved by the fleet in the third quarter 2009 was 95.7% compared to 96.2% for the third quarter of 2008, and in the first nine months of both 2009 and 2008 was 97.3%. The days lost in the third quarter of 2009 relate to the dry-docking of Afrodite, Ajax, Artemis, and Promitheas, to the start of the dry-docking of Vergina II and Apollon, to off-hire on Aris and days lost on the repositioning of Ise Princess from the ship-yard to her first loading port. In the third quarter of 2008, lost days related to the dry-docking of Victory III, Hesnes, Parthenon and Maya, and the repositioning of the Neo Energy. The days lost in the nine month period of 2009 also include days relating to the dry-docking of Aris and off-hire on Victory III and on Opal Queen due to repairs. In the first nine months of 2008, apart from the vessels mentioned above in the third quarter, lost days related also to the dry-docking of Marathon and Inca.

Commissions

Commissions amounted to $3.7 million, or 3.5% of revenue from vessels, during the quarter ended September 30, 2009, compared to $6.0 million, 3.8% of revenue from vessels, for the quarter ended September 30, 2008. During the nine months ended September 30, 2009, commissions amounted to $13.0 million, or 3.8% of revenue from vessels compared to $17.1 million, or 3.7% of revenue from vessels, for the nine months ended September 30, 2008. The decrease in percentage is due to the change in charter type in which several vessels were employed during the period, especially with regard to those vessels entering pool arrangements in the third quarter where commission is low and generally in the nine month period of 2009, the increase in percentage is due to the change in charter type in which several vessels were employed during the period, especially with regard to those vessels entering spot charter arrangements. Otherwise, the decrease in total commission was in line with the fall in voyage revenue.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contracts of affreightment. Otherwise, in the case of time-charters and bare-boat charters they are borne by the charterer. Voyage expenses were $19.7 million during the quarter ended September 30, 2009, compared to $28.4 million during the prior year’s third quarter, a 30.6% decrease. Voyage expenses were $56.2 million during the nine months ended September 30, 2009, compared to $63.3 million during the prior year’s equivalent period, an 11.2% decrease.

Although voyage expenses are highly dependent on the individual voyage patterns followed, part of the change between quarters can be explained by changes in the total operating days the fleet operated on spot charter and contract of affreightment. The number of days on these types of charter actually increased by 91.4% for the third quarter and 80.4% for the nine-months over the prior year’s equivalent periods. This is offset by a significant decrease in the price of oil since the third quarter of 2008. The cost of bunker (fuel) for the Company in the first nine months of 2009 accounted for 60% of total voyage expenses (66% in the third quarter), compared with 74% of total voyage expenses in the prior year’s nine months (73% in the third quarter of 2008).

Charter hire expense

The suezmaxes Decathlon (ex-Cape Baker) and Pentathlon (ex-Cape Balboa) were repurchased in the fourth quarter of 2008, respectively, as part of a sale and leaseback arrangement described further below (see paragraph on deferred gains). As a result, there was no charter hire expense within the first nine months of 2009, compared to $4.2 million in the third quarter of 2008 and $12.5 million in the nine month period of 2008.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium), and, in 2008, the two suezmaxes which were chartered-in until the fourth quarter. Total operating costs were $34.4 million during the quarter ended September 30, 2009 compared to $34.9 million during the quarter ended September 30, 2008, a decrease of 1.6%, despite the increase in the fleet by three new vessels and the repurchase of the two chartered-in vessels described above. During the nine months ended September 30, 2009, total operating costs were $107.2 million compared to $104.8 million during the nine months ended September 30, 2008, an increase of 2.3%, mainly due to the net increase in the average fleet by 2.6 new vessels and the repurchase of the two chartered-in vessels.

Vessel operating expenses per ship per day for those vessels in the fleet incurring operating expenses decreased to $8,121 for the quarter ended September 30, 2009 from $9,243 for the quarter ended September 30, 2008, a 12.1% decrease ($8,655 for the nine month period of 2009 from $9,373, a 7.7% decrease). While there were recognizable general cost containment efforts by the vessel technical managers, this decrease is mainly due to decreased repairs and maintenance expenses as the vessels dry-docked in the year were mostly newer vessels with little extra repairs required, therefore not encumbering operating expenses to the same extent as the previous year’s period. The strengthening of the dollar by 4.9% between the two quarters and by 10% between the two nine month periods also helped lower crew costs, as most of our vessel officers are paid in Euro. There were, however, increases in P&I insurance costs during the nine month period of 2009 compared to 2008.

Depreciation

Depreciation was $24.1 million during the quarter ended September 30, 2009 compared to $21.3 million during the quarter ended September 30, 2008, an increase of 13.5%, due to the addition of the four new aframax vessels, Maria Princess and Nippon Princess in 2008, Ise Princess and Asahi Princess in the third quarter of 2009 and the repurchase in the fourth quarter of 2008 of the suezmaxes Decathlon and Pentathlon. For the same reasons, depreciation was $70.4 million during the nine months ended September 30, 2009 compared to $62.6 million during the nine months ended September 30, 2008, an increase of 12.4%. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition. The assumed value of scrap steel for the purpose of estimating the residual values of vessels is calculated at $300 per lightweight ton. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carrier), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

Amortization of deferred charges

During the quarter ended September 30, 2009, amortization of deferred dry-docking charges was $1.8 million, compared to $1.2 million during the quarter ended September 30, 2008. The increase is due to the increased number of dry-dockings completed in the latter part of 2008 and the early part of 2009.

Impairment

The carrying value of the Company’s vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessel, less accumulated depreciation. Carrying value also includes the unamortized portion of deferred special survey and dry-docking costs. The carrying value of vessels usually differs from the fair market value applicable to any vessel, as market values fluctuate continuously depending on the market supply and demand conditions for vessels, as determined primarily by prevailing freight rates and newbuilding costs.

In order to identify indicators of impairment, test for recoverability of each vessel’s carrying value and if necessary, measure the required impairment charges, management regularly compares each vessel’s carrying amount with the average of its fair market values as provided by two independent brokers. In the event that an indicator of impairment exists because a vessel’s carrying value is in excess of its fair market value, management estimates the undiscounted future cash flows to be generated by each of the Company’s vessels in order to assess the recoverability of the vessel’s carrying value. These estimates are based on historical industry freight rate averages for each category of vessel taking into account the age, specifications and likely trading pattern of each vessel and the likely condition and operating costs of each vessel. Economic forecasts of world growth and inflation are also taken into account. Such estimations are inevitably subjective and actual freight rates may be volatile. As a consequence, estimations may differ considerably from actual results.

While management, therefore, is of the opinion that the assumptions it has used in assessing whether there are grounds for impairment are justifiable and reasonable, the possibility remains that conditions in future periods may vary significantly from current assumptions, which may result in a material impairment loss. If the current economic crisis continues to have a negative impact on oil demand over an extended period of time, the possibility will increase that both the market value of the older vessels of our fleet and the future cash flow they are likely to earn over their remaining lives will be less than their carrying value and an impairment loss will occur. Management performs tests on the value and future cash flows for the possibility of impairment on a quarterly basis.

In the event that the undiscounted future cash flows do not exceed a vessel’s carrying value, an impairment charge is required, and the vessel’s carrying value is written down to the fair market value as determined above. As vessel values are also volatile, the actual market value of a vessel may differ significantly from estimated values within a short period of time. As at September 30, 2009, our tests do not indicate that an impairment charge is required for any particular vessel.

Management fees

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the amended management agreement (from January 2007), there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, monthly fees for operating vessels were increased to $23,000 and, for vessels chartered-in and for the vessel chartered out on bare-boat, to $17,000. From January 1, 2009 monthly fees for operating vessels increased to $23,700 and for the vessel chartered out on bare-boat, to $17,500. Management fees totaled $3.3 million during the quarter ended September 30, 2009 compared to $3.0 million for the quarter ended September 30, 2008, an increase of 11.9%, and $9.9 million during the nine months ended September 30, 2009 compared to $8.9 million for the nine months ended September 30, 2008, an increase of 11%, due to the increase in number of vessels and in the monthly fee.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. General and administrative expenses were $0.8 million during the quarter ended September 30, 2009 compared to $1.1 million during the previous year’s third quarter, a decrease of 24.4% due to the strengthening of the US Dollar against the Euro between the two quarters by 4.9% and due to the Company’s efforts to keep general and administrative expenses down in all categories. General and administrative expenses were $3.2 million during both the nine months ended September 30, 2009 and 2008, mainly due to expenses incurred on various new projects offset by the strengthening of the US Dollar against the Euro between the two periods and savings on advertising and office expenses.

General and administrative expenses, together with the management fees payable to Tsakos Energy Management Ltd., represent the administrative overheads of the Company. On a per vessel per available day basis, these combined overhead costs were $958 for the third quarter of 2009 compared to $998 for the third quarter of 2008, the decrease being due to the lower general and administrative expenses, partly offset by higher management fees. The combined overhead cost per vessel available day was $1,031 for the first nine months of 2009 compared to $1,006 for the first nine months of 2008, the increase being due to higher management fees. Together with the stock compensation expense, the daily overhead was $1,066 for the quarter compared to $1,284 in the third quarter 2008, ($1,083 for the first nine months of 2009 compared to $1,361 in the first nine months of 2008) the decrease being due to the lower stock compensation expense as explained below and lower administrative expenses.

Stock compensation expense

In the third quarter of 2009, stock compensation expense was $0.5 million compared to $1.2 million in the equivalent prior year quarter. During the third quarter of 2009, there was an average of approximately 400,000 restricted share units (RSUs) issued but not vested, compared to 570,000 in the prior year third quarter, of which 50% vested on December 31, 2008. In the first nine months of 2009, stock compensation expense was $0.7 million compared to $4.2 million in the equivalent prior year nine months. During the first nine months of 2009, there was an average of approximately 327,000 restricted share units (RSUs) issued but not vested, compared to 574,000 in the prior year nine months, of which 50% vested on December 31, 2008.

A further reason for the reduction in stock compensation expense is that two-thirds of the RSUs were issued to staff of the commercial and technical management companies who are considered as non-employees. The amortization charge for RSUs awarded to non-employees is based on their fair value which is based on the Company’s share price. The amortization rate is adjusted quarterly in line with movements in the share price until the vesting date. As the share price was lower on September 30, 2009 than on September 30, 2008, the amortization charge is reduced accordingly. In March 2009, 11,800 RSU’s were issued to non-executive directors, vesting on May 29, 2010. On June 30, 2009, 110,000 RSU’s were issued to officers of the Company and to staff of the commercial and technical managers, 50% of which vest on June 30, 2010 and the remaining 50% will vest on December 31, 2011.

Amortization of the deferred gain on the sale of vessels

The deferred gains related to the sale and leaseback of two suezmaxes in 2003. The total gain of $15.8 million on the transaction was deferred and amortized over the five year minimum charter period to late 2008. There were no deferred gains on the sale of vessels during the first nine months of 2009 as both vessels were re-acquired by the Company in the fourth quarter of 2008. In the third quarter of 2008, the Company reversed the amortization gain credited to the income statement since March 2008 amounting to $1.0 million and this amount together with the unamortized balance of deferred gains, was credited against the pre-acquisition cost of the vessels. In the first nine months of 2008, the amortization of the deferred gain amounted to $0.6 million.

Gain on sale of vessels

There were no sales of vessels during the third quarters of 2009 and 2008 or in the first nine months of 2009. During the first quarter of 2008, the Company sold the aframax Olympia for $62.1 million realizing a capital gain of $34.6 million.

Operating income

Income from vessel operations was $17.7 million during the third quarter of 2009 compared to $56.8 million during the third quarter of 2008, representing a 68.8% decrease. Income from vessel operations was $80.7 million during the first nine months of 2009 compared to $221.3 million during the first nine months of 2008, representing a 63.6% decrease.

Interest and finance costs

Interest and finance costs were $16.0 million for the third quarter of 2009 compared to $17.2 million for the quarter ended September 30, 2008, an overall 7.0% decrease. Loan interest (excluding swap interest) in the third quarter 2009 decreased by 30% to $9.1 million from $13.0 million in the third quarter of 2008. Although the average balance of outstanding debt was approximately $1,510 million for the third quarter of 2009 compared to $1,389 million for the previous year’s third quarter, the average loan interest rate fell by 36%. However, the average all-in loan finance cost in the third quarter of 2009, taking also account of swap interest paid or received, was 4.0% compared to 4.9% in the previous year’s third quarter. Interest actually paid on swaps amounted to $5.9 million in the quarter compared to $3.9 in the third quarter of 2008.

Interest and finance costs were $37.1 million for the first nine months of 2009 compared to $51.9 million for the nine months ended September 30, 2008, an overall 28.5% decrease. Loan interest in the first nine months of 2009 (excluding swap interest) decreased by 27.7% to $34.1 million from $47.2 million in the first nine months of 2008, despite the average balance of outstanding debt increasing to $1,499 million for the first nine months of 2009 from $1,394 million for the previous year’s first nine months, due to a decrease of 33% in the average loan interest rate. The average all-in loan finance cost in the first nine months of 2009, taking account of swap interest paid or received, was 4.1% compared to 4.8% in the previous year’s first nine months. Interest actually paid on swaps amounted to $11.8 million in the first nine months of 2009 compared to $3.0 million in the first nine months of 2008.

There was a non-cash negative net movement of $1.9 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the third quarter of 2009, compared to a negative movement of $0.8 million in the third quarter of 2008. For the nine month period, there was a non-cash positive net movement of $3.3 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the first nine months of 2009, compared to a negative movement of $4.2 million in the first nine months of 2008.

Also in the third quarter of 2009 there was an insignificant movement on the valuations of bunkers swaps entered into in March and July 2009, which do not qualify as hedging instruments, while in the first nine months of 2009 there was a positive movement of $3.9 million on these bunker swaps. Cash actually received on these bunker swaps was $0.7 million in third quarter of 2009 and $0.8 million for the nine months to September 30, 2009.

Capitalized interest in the third quarter of 2009 was $0.5 million compared to $0.9 million in the previous year’s third quarter, and in the first nine months of 2009 capitalized interest was $1.6 million compared to $3.6 million in the previous year’s nine months. The reduction is due to the smaller remaining new building program, four vessels having been delivered since the first nine months of 2008.

Amortization of loan expenses was $0.2 million in both the third quarters of 2009 and 2008. Other loan charges were minor in the third quarter 2009 and $0.1 million in the third quarter of 2008. Amortization of loan expenses was $0.6 million in the first nine months 2009 and $0.7 million in the first nine months of 2008. Other loan charges were $0.2 million in the first nine months 2009 and $0.4 million in the first nine months of 2008.

Interest income

Total income derived from bank deposits was $0.6 million during the third quarter of 2009 and $2.1 million during the quarter ended September 30, 2008. Total income derived from bank deposits was $3.1 million during the first nine months of 2009 and $6.1 million during the nine months ended September 30, 2008. The decrease was mainly due to the drop in interest rates between the two quarters and between the two nine month periods.

Other, net

During the third quarter of 2009, other income, net amounted to $0.1 million, and minor net expenses were incurred in the quarter ended September 30, 2008. During both the first nine months of 2009 and 2008, other income, net amounted to approximately $0.1 million.

Net income attributable to the noncontrolling interest

There is a noncontrolling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of the companies owning the panamax vessels Maya and Inca. Income attributable to the noncontrolling interest in the third quarter of 2009 amounted to $0.1 million compared to $0.8 million in the third quarter of 2008. Income attributable to the noncontrolling interest in the first nine months of 2009 amounted to $1.4 million compared to $0.3 million in the first nine months of 2008 due to dry-docking of the vessels. Following the adoption of new guidance issued by the Financial Accounting Standards Board as from January 1, 2009, noncontrolling interest (previously called minority interest) is included within equity in the consolidated balance sheet.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net income attributable to Tsakos Energy Navigation Limited for the quarter ended September 30, 2009 was $2.1 million, or $0.06 earnings per share, diluted, versus $41.0 million, or $1.08 earnings per share, diluted, for the quarter ended September 30, 2008. Net income attributable to Tsakos Energy Navigation Limited for the nine months ended September 30, 2009 was $45.3 million, or $1.22 per share, diluted, versus $175.3 million, or $4.60 earnings per share, diluted, for the nine months ended September 30, 2008.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels and funding working capital. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

Given our cash holdings as at September 30, 2009 and the number of vessels we have on time charter, we believe that, even if there is a further major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2011, taking into account both our existing capital commitments and the minimum debt service requirements.

Working capital (non-restricted net current assets) amounted to $113 million at September 30, 2009, compared to $231 million as at September 30, 2008. Non-restricted cash balances were $270 million and $368 million at September 30, 2009 and 2008, respectively.

Net cash provided by operating activities was $20.3 million in the third quarter of 2009 compared to $74.2 million in the previous year’s third quarter. In the nine months ended September 30, 2009 net cash provided by operating activities was $93.9 million compared to $208.6 million in the previous year’s equivalent period. The decreases were primarily due to the decline in the operational results in the third quarter and nine month period of 2009.

Expenditure incurred for dry-dockings for survey purposes, which are deferred and amortized to expense over the period from the dry-docking to the date of the next scheduled dry-docking, is deducted from net income to calculate cash generated by operating activities. In the third quarter of 2009, Promitheas, Ajax, Artemis and Afrodite underwent their dry-dockings (Aris having completed dry-docking earlier in the year) and Vergina II and Apollon started their dry-dockings to be completed in the fourth quarter of 2009. Of the seven vessels entering dry-dock before September 30, 2009, six had been re-scheduled from 2010 given the soft freight market in 2009 and expectations for future improvement. The amount charged in the third quarter 2009 for dry-dockings was $2.1 million and in the nine months $2.6 million. In the previous year’s third quarter, $2.3 million was paid mostly on the dry-docking of Victory III and $6.8 million was paid for the dry-docking of four vessels in the first nine months of 2008. The amount paid in 2009 was significantly lower as the dry-docked vessels were newer and therefore they incurred lower costs.

Net cash used in investing activities was $114.2 million for the quarter ended September 30, 2009, compared to $17.7 million for the quarter ended September 30, 2008 and for the nine-month period $118.1 million compared to $14.1 million for the nine months ended September 30, 2008. In the third quarter of 2009, vessel acquisitions and improvements on existing vessels amounted to $100.7 million mostly relating to the delivery of the new-building aframaxes Ise Princess and Asahi Princess, which accounted for most of acquisition and improvement expenditure in the nine month period also. In the equivalent period of 2008 funds paid for the acquisition and improvements of vessels amounted to $0.2 million, and $27.6 million for the nine month period of 2008 mostly relating to the acquisition of panamaxes Socrates and Selecao.

In the third quarter of 2009 and 2008, and in the first nine months of 2009, there were no sales of vessels. In the first nine months of 2008 the Company sold the aframax tanker Olympia for $62.1 million, realizing a capital gain of $34.6 million.

In the first nine months of 2009, advances for vessels under construction amounted to $15.9 million ($13.5 million in the third quarter) compared to $20.4 million in the first nine months of 2008 ($17.5 million in the third quarter of 2008). The total number of vessels on order as at September 30, 2009 was four (after the delivery of the aframaxes Ise Princess and Asahi Princess on July 17 and September 15, 2009 respectively and the signing of two new-building contracts in July 2009) compared to six at September 30, 2008. The expected delivery of the remaining two sister aframaxes is in the first and second quarter of 2010. Also in July 2009, the company concluded the contracts for the construction of two suezmax tankers at the Sungdong yard of South Korea for delivery in the third quarter of 2011. The total contract value of the four vessels under construction at September 30, 2009 is $264.9 million of which $38.2 million had been paid by September 30, 2009 and $5.9 million in the fourth quarter of 2009. A total of $134.4 million will be paid in 2010 and $86.4 million will be paid in 2011, mostly out of new debt, which has not yet been arranged for the final three vessels.

Net cash provided by in financing activities was $55.6 million in the quarter ended September 30, 2009, compared to $7.5 million during the quarter ended September 30, 2008. Net cash used in financing activities was $17.6 million in the nine months ended September 30, 2009, compared to $35.9 million during the nine months ending September 30, 2008. In the third quarter 2009, $75.8 million was drawn down from two new facilities for the financing of Ise Princess and Asahi Princess. In the second quarter of 2009, $5.0 million had been drawn down from an existing facility. In the first nine months of 2008, $52.0 million was drawn for the financing of the newly delivered panamaxes Socrates and Selecao of which $27.7 million was drawn down in the third quarter of 2008 for the financing of Selecao. There were loan repayments of $63.4 million in the first nine months of 2009 ($21.3 million in the third quarter) compared to $32.5 million in the first nine months of 2008 (compared to $10.9 million in the third quarter of 2008).

Total bank debt outstanding decreased from $1,514 million at the beginning of 2009 to $1,476 million at the beginning of the third quarter 2009 and increased to $1,531 million by September 30, 2009. The debt to capital (equity plus debt) ratio was 62.3% at September 30, 2009 (or 57.7% on a net of cash basis). No new interest rate swaps were arranged during the first nine months of 2009. However, one new interest rate swap has since been arranged bringing total fixed rate coverage on outstanding loans (based on both the unamortized notional amounts indicated by the swap agreements and the actual fixed rate loans) to approximately 67%.

The more significant of the financial covenants included in the bank loan agreements are the requirements to maintain a minimum liquidity, a minimum hull value in connection with the vessels’ outstanding loans and to maintain a (leverage) ratio of debt to net assets (adjusted by the fair value of vessels) less than 70%. Non-compliance with any of these covenants could result in a default under those agreements requiring the Company to prepay the amount required to redress the default. The most significant risk in the current economic environment is the decline in vessel values which, if it continues, could eventually lead to non-compliance in respect of the minimum hull value to loan requirement and the leverage ratio on one or more of our loans. At September 30, 2009, the Company was compliant with the financial covenants included in all of its bank loan agreements.

Since August 2008, all shares repurchased are not cancelled, but are purchased as treasury stock. In the first nine months of 2009, 240,600 shares, (2,900 shares in the third quarter of 2009) were repurchased as treasury stock under a pre-set plan at a cost of $4.0 million ($43 thousand in the third quarter). In the first nine months of 2008, 392,400 shares were bought and cancelled for $12.2 million and 352,900 shares were repurchased and kept as treasury stock (all in the third quarter of 2008) at a cost of $11.1 million.

A final dividend of $0.85 was declared for the fiscal year 2008, which was paid on April 30, 2009 and amounted to $31.4 million. A first dividend of $0.30 for the fiscal year 2009 was paid on October 29, 2009, which totaled $11.1 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements.